

2026 PROXY STATEMENT | 2025 ANNUAL REPORT

CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future expenses; the performance, results of operations and cash flows of Liberty Broadband Corporation's (**Liberty Broadband, us, we** and **our**) equity affiliate, Charter Communications, Inc. (**Charter**); the expansion of Charter's network; projected sources and uses of cash; the effects of legal and regulatory developments; the Transactions (as defined elsewhere in this Annual Report); indebtedness and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. You can identify some of the forward-looking statements by the use of forward-looking words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may" and other similar expressions, although not all forward-looking statements contain these identifying words. In particular, statements under. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties. There can be no assurance that such expectations or beliefs will result or be achieved or accomplished and you should not place undue reliance on these forward-looking statements. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our and Charter's ability to obtain cash in sufficient amounts to service financial obligations and meet other commitments;
- our ability to use net operating loss carryforwards and disallowed business interest carryforwards;
- our and Charter's ability to obtain additional financing, or refinance existing indebtedness, on acceptable terms;
- the impact of our and Charter's significant indebtedness and the ability to comply with any covenants in our and their respective debt instruments;
- general business conditions, unemployment levels and the level of activity in the housing sector and economic uncertainty or downturn;
- competition faced by Charter;
- the ability of Charter to acquire and retain subscribers;
- the effects of governmental regulation on Charter including subsidies to consumers, subsidies and incentives for competitors, costs, disruptions and possible limitations on operating flexibility related to, and Charter's ability to comply with, regulatory conditions applicable to Charter;
- changes in the amount of data used on the networks of Charter;
- the ability of third-party providers to supply equipment, services, software or licenses;
- the ability of Charter to respond to new technology and meet customer demands for new products and services;
- changes in customer demand for Charter's products and services and their ability to adapt to changes in demand;
- the ability of Charter to license or enforce intellectual property rights;
- natural or man-made disasters, terrorist attacks, armed conflicts, pandemics, cyberattacks, network disruptions, service interruptions and system failures and the impact of related uninsured liabilities;
- the ability to procure necessary services and equipment from Charter's vendors in a timely manner and at reasonable costs including in connection with Charter's network evolution and rural construction initiatives;
- risks related to Charter's transaction with Cox Enterprises, Inc. (**Cox**);
- the ability to hire and retain key personnel;
- risks related to the Investment Company Act of 1940, as amended (the **Investment Company Act**);
- the outcome of any pending or threatened litigation;
- changes to general economic conditions and their impact on potential customers, vendors and third parties;
- the ability to satisfy the conditions to consummate the Transactions and/or to consummate the Transactions in a timely manner or at all;

- the ability to recognize anticipated benefits from the Transactions;
- the possibility that our business may suffer as a result of uncertainty surrounding the Transactions;
- the possibility that the Transactions may have unexpected costs; and
- other risks related to the Transactions.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Form 10-K. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

This Annual Report includes information concerning Charter, a public company that files reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended. Information in this Annual Report concerning Charter has been derived from the reports and other information filed by it with the SEC. If you would like further information about Charter, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report.

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in Liberty Broadband Series A and Series C common stock (Nasdaq: LBRDA, LBRDK) from December 31, 2020 through December 31, 2025 to the S&P 500 Index, the S&P 500 Communication Services Index and a Peer Group[1] defined by Charter Communications. Liberty Broadband believes this Peer Group is a relevant index for comparative purposes as Liberty Broadband's interest in Charter Communications is its largest asset.

On July 14, 2025, Liberty Broadband completed the spin-off of GCI Liberty into a separate publicly traded company.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Liberty Broadband Series A	$100.00	$102.11	$ 48.13	$ 51.17	$ 47.19	$ 35.32
Liberty Broadband Series C	$100.00	$101.72	$ 48.16	$ 50.89	$ 47.21	$ 35.39
S&P 500 Index	$100.00	$126.89	$102.22	$126.99	$156.59	$182.25
S&P 500 Communication Services Index	$100.00	$120.53	$ 71.81	$110.85	$153.96	$203.85

_____

(1) Peer Group comprises AT&T, Inc., Cisco Systems, Inc., Comcast Corporation, Warner Bros. Discovery, Inc., Fox Corporation, Liberty Global Ltd., Lumen Technologies, Inc., Netflix, Inc., The Walt Disney Company, T-Mobile US, Inc., Verizon Communications, Inc. and Paramount Global.

INVESTMENT SUMMARY

(Based on publicly available information as of January 31, 2026 unless otherwise noted)
www.libertybroadband.com/about/asset-list

The following table sets forth some of Liberty Broadband's assets which may be held directly and indirectly through common stock investments and/or instruments convertible into common stock. Ownership percentages in the table are approximate and, where applicable, assume conversion to common stock by Liberty Broadband and, to the extent known by Liberty Broadband, other holders. In some cases, Liberty Broadband's interest may be subject to buy/sell procedures, repurchase rights or dilution.

LIBERTY BROADBAND CORPORATION			
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT[1] (in millions)	ATTRIBUTED OWNERSHIP
Charter Communications, Inc. (NASDAQ: CHTR)	The second largest cable operator in the United States and a leading broadband communications services company providing video, Internet and voice services to residential and small and medium business customers.	41.0	26%[2]
Comscore, Inc.	Global information and analytics company that measures advertising, content, and the consumer audiences across media platforms.	7.5	27%[3]

1) Applicable only for publicly-traded entities.

2) Charter ownership denotes fully diluted ownership (as defined in Liberty Broadband and Charter's Stockholder Agreement, as amended). In each month until the completion of the proposed combination of Charter and Liberty Broadband, Charter will repurchase shares of its Class A common stock from Liberty Broadband pursuant to the terms of the Stockholder Agreement, as amended.

3) Ownership on an as-converted basis based on outstanding shares as of December 29, 2025.

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FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Series A and Series C common stock trade on the Nasdaq Global Select Market under the symbols "LBRDA" and "LBRDK," respectively. Our Series B common stock is quoted on the OTC Markets under the symbol "LBRDB," but it is not actively traded. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the quarterly range of high and low sales prices of our Series B common stock for the years ended December 31, 2025 and 2024. There is no established public trading market for our Series B common stock, which is quoted on the OTC Markets. Such over-the-counter market quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

	Liberty Broadband Corporation Series B common stock (LBRDB)	
	High	Low
2024		
First quarter	$ 79.00	56.50
Second quarter	$ 55.03	50.50
Third quarter	$ 78.00	59.50
Fourth quarter	$ 99.00	75.26
2025		
First quarter	$ 86.00	73.00
Second quarter	$ 100.25	71.75
Third quarter	$ 99.00	63.00
Fourth quarter	$ 55.24	45.26

Holders

As of January 31, 2026, there were 554, 67 and 1,943 holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, which is currently restricted by the Merger Agreement, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

As of December 31, 2025, the Company had $1.7 billion available to be used for share repurchases under the Company's share repurchase program, which is currently restricted by the Merger Agreement.

There were no repurchases of Liberty Broadband Series A, Series B or Series C common stock or Liberty Broadband Series A cumulative redeemable preferred stock ("Liberty Broadband preferred stock") during the three months ended December 31, 2025.

During the three months ended December 31, 2025, zero shares of Liberty Broadband Series A common stock, zero shares of Liberty Broadband Series B common stock, 368 shares of Liberty Broadband Series C common stock and zero shares of Liberty Broadband preferred stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

Overview

Liberty Broadband Corporation ("Liberty Broadband," "the Company," "us," "we," or "our") is primarily comprised of an equity method investment in Charter Communications, Inc. ("Charter").

During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries ("Liberty") authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly owned subsidiary, Liberty Broadband, and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off").

On December 18, 2020, the original GCI Liberty, Inc. ("prior GCI Liberty"), the previous parent company of GCI, was acquired by Liberty Broadband.

In July 2025, Liberty Broadband and its subsidiaries completed an internal reorganization preceding the GCI Divestiture to transfer the GCI Business (as defined below) to GCI Liberty, Inc. ("GCI Liberty"). Following the internal reorganization, GCI Liberty owns, directly or indirectly, GCI, LLC and the operations comprising, and the entities that conduct, the GCI Business (collectively, "GCI"). GCI Liberty was a wholly owned subsidiary of Liberty Broadband until the GCI Divestiture, which was completed on July 14, 2025. GCI Liberty is presented as a discontinued operation in the Company's consolidated financial statements. See note 2 to the accompanying consolidated financial statements for details of the GCI Divestiture.

Through a number of prior years' transactions, Liberty Broadband has acquired an interest in Charter. Liberty Broadband controls 25.01% of the aggregate voting power of Charter.

Recent Events

Charter Combination

On November 12, 2024, the Company entered into a definitive agreement (the "Merger Agreement") under which Charter has agreed to acquire Liberty Broadband (the "Combination", together with the other transactions contemplated by the Merger Agreement, the "Transactions"). Under the terms of the Merger Agreement, each holder of Liberty Broadband Series A common stock, Series B common stock, and Series C common stock (collectively, "Liberty Broadband common stock") will receive 0.236 of a share of Charter Class A common stock per share of Liberty Broadband common stock held, with cash to be paid in lieu of fractional shares. Each holder of Liberty Broadband Series A cumulative redeemable preferred stock ("Liberty Broadband preferred stock") will receive one share of newly issued Charter Series A cumulative redeemable preferred stock ("Charter preferred stock") per share of Liberty Broadband preferred stock held. The Charter preferred stock will substantially mirror the current terms of the Liberty Broadband preferred stock, including a mandatory redemption date of March 8, 2039. At the special meeting held on February 26, 2025, the requisite holders of Liberty Broadband's Series A common stock, Series B common stock and Series A cumulative redeemable preferred stock approved the adoption of the Merger Agreement, pursuant to which, among other things, Liberty Broadband will combine with Charter and divested the business of GCI (the "GCI Business").

In addition, in connection with the entry into the Merger Agreement, Charter, Liberty Broadband and Advance/Newhouse Partnership ("A/N") entered into an amendment (the "Stockholders and Letter Agreement Amendment") to (i) that certain Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (as amended, the "Stockholders Agreement"), by and among Charter, Liberty Broadband, and A/N, and (ii) that certain Letter Agreement, dated as of February 23, 2021 (the "Letter Agreement"), by and between Charter and Liberty Broadband. Pursuant to the Stockholders and Letter Agreement Amendment, each month during the pendency of the proposed Transactions under the Merger Agreement, Charter is intended to repurchase shares of Charter Class A common stock from Liberty Broadband in an amount equal to the greater of (i) $100 million and (ii) an amount such that immediately after giving effect thereto, Liberty Broadband would have sufficient cash to satisfy certain obligations as set forth in the Stockholders and Letter Agreement Amendment and Merger Agreement, provided that if any repurchase would reduce Liberty Broadband's equity interest in Charter below 25.25% after giving effect to such repurchase or if all or a portion of such repurchase is not permissable, then Charter shall instead loan to Liberty Broadband an amount equal to the lesser of (x) the repurchase amount that cannot be repurchased and (y) an agreed minimum liquidity threshold as set forth in the Stockholders and Letter Agreement Amendment less the repurchase amount that is repurchased, with such loan to occur on the terms set forth in the Stockholders and Letter Agreement Amendment, in each case, subject to certain conditions. Liberty Broadband will remain subject to the existing voting cap of 25.01%. Proceeds from share repurchases applied to debt service are expected to be tax free.

On May 16, 2025, Charter and Cox Enterprises, Inc. ("Cox") announced that they entered into a definitive agreement to combine their businesses (the "Cox Transactions"). In connection with this transaction, Liberty Broadband has agreed to accelerate the closing of the Combination to occur contemporaneously with the Cox Transactions. There are no changes to any other transaction terms of the pending Liberty Broadband and Charter transaction.

GCI Divestiture

As discussed above, as a condition to closing the Combination, Liberty Broadband agreed to divest the GCI Business by way of a distribution to the holders of Liberty Broadband common stock (the "GCI Divestiture"), which was completed on July 14, 2025. The GCI Divestiture was taxable to Liberty Broadband and its stockholders, with Charter bearing the corporate level tax liability upon completion of the Combination. If such corporate level tax liability exceeded $420 million, Liberty Broadband (and Charter upon completion of the Combination) would be entitled under a tax receivables agreement to the portion of the tax benefits realized by GCI Liberty corresponding to such excess; however, the corporate level tax liability from the GCI Divestiture is estimated to be significantly less than $420 million.

On June 19, 2025, Liberty Broadband entered into a Separation and Distribution Agreement (the "Separation and Distribution Agreement"), whereby, subject to the terms thereof, GCI Liberty, a Nevada corporation and a wholly owned subsidiary of Liberty Broadband, would spin-off from Liberty Broadband.

Pursuant to the Separation and Distribution Agreement, the GCI Divestiture was accomplished by means of a distribution by Liberty Broadband of 0.20 of a share of GCI Liberty's Series A, B and C GCI Group common stock, (collectively, the "GCI Group common stock"), for each whole share of the corresponding series of Liberty Broadband common stock held as of June 30, 2025 by the holder thereof. The distribution of the GCI Group common stock was completed on July 14, 2025. As a result of the GCI Divestiture, GCI Liberty is an independent, publicly traded company and its businesses, assets and liabilities initially consist of 100% of the outstanding equity interests in GCI.

In connection with the GCI Divestiture, Liberty Broadband entered into certain agreements with GCI Liberty, including the Separation and Distribution Agreement, pursuant to which, among other things, Liberty Broadband and GCI Liberty will indemnify each other against certain losses that may arise, a tax sharing agreement (the "GCI Tax Sharing Agreement") and a tax receivables agreement (the "GCI Tax Receivables Agreement"). The GCI Tax Sharing Agreement governs the allocation of taxes, tax benefits, tax items and tax-related losses between Liberty Broadband and GCI Liberty, and the GCI Tax Receivables Agreement governs the respective rights and obligations of Liberty Broadband and GCI Liberty with respect to certain tax matters.

As the GCI Divestiture represents a strategic shift that had a major effect on Liberty Broadband's operations and financial results, GCI Liberty is presented as a discontinued operation from the GCI Divestiture date.

In connection with the GCI Divestiture, Martin E. Patterson was appointed to the role of President and Chief Executive Officer of Liberty Broadband, effective July 14, 2025. Upon effectiveness of Mr. Patterson's appointment, John C. Malone resigned as President and Chief Executive Officer but remains Chairman of the Board.

Other

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. The OBBBA contains numerous business tax provisions with varying effective dates in 2025, 2026, and 2027. During the third quarter of 2025, we incorporated the accounting impacts from the law change in our financial statements resulting in no material impact to income tax expense of our continuing operations.

Strategies and Challenges

Executive Summary

Charter is a leading broadband connectivity company with services available to 58 million homes and small to large businesses across 41 states through its Spectrum brand. Founded in 1993, Charter has evolved from providing cable TV to streaming, and from high-speed Internet to a converged broadband, WiFi and mobile experience. Over the Spectrum Fiber Broadband Network and supported by its 100% United States ("U.S.")-based employees, Charter offers Seamless Connectivity and Entertainment with Spectrum® Internet, Mobile, TV and Voice products. At December 31, 2025, Liberty Broadband owned approximately 41.5 million shares of Charter Class A common stock, representing an approximate 32.8% economic ownership interest in Charter's issued and outstanding shares.

Key Drivers of Revenue

Charter's revenue is principally derived from the monthly fees customers pay for services it provides. Charter also earns revenue from one-time installation fees and advertising sales. Charter's marketing organization creates and executes marketing programs intended to grow customer relationships, increase the number of services they sell per relationship, retain existing customers and cross-sell additional products to current customers.

Current Trends Affecting Our Business

Charter must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of its products and services. Charter must be able to incorporate new technologies into its products and services in order to address the needs of customers.

Charter

Charter faces intense competition for residential customers, both from existing competitors and, as a result of the rapid development of new technologies, services and products, from new entrants. With respect to its residential business, Charter competes with other providers of Internet access, telephone and mobile services, video and other sources of home entertainment. Charter's principal competitors for Internet services are the broadband services provided by companies, including fiber-to-the-home, fixed wireless broadband, Internet delivered via satellite and digital subscriber line services. In addition, commercial areas, such as retail malls, restaurants and airports, offer WiFi Internet service. Numerous local governments are also considering or actively pursuing publicly subsidized WiFi Internet access networks. In addition, providers are constructing open access networks that can deliver services from multiple underlying Internet service providers. These options offer alternatives to cable-based Internet access. Charter's principal competitors for voice and mobile services are other mobile and wireline phone providers, including AT&T, Verizon and T-Mobile, as well as other forms of communication, such as text messaging on cellular phones, instant messaging, social networking services, video conferencing and email. The increase in the number of different technologies capable of carrying voice services and the number of alternative communication options available to customers as well as the replacement of wireline services by wireless have intensified the competitive environment in which Charter operates its residential voice service. Charter's principal competitors for video services are virtual multichannel video programming distributors such as YouTube TV, Hulu Plus Live TV, Sling TV, Philo and DirecTV Stream, as well as direct broadcast satellite service providers.

During the year ended December 31, 2025, Charter added 1.9 million mobile lines while Internet and video losses improved as compared to the prior year period. Sales were challenged by the competitive environment but were offset by lower customer churn. Charter remains focused on improving customer results through its brand platform, Life Unlimited, which emphasizes the power of Charter's advanced fiber-powered network and cutting-edge connectivity products and services and its simplified pricing and packaging strategy that better utilizes its seamless connectivity and entertainment products to offer lower promotional and persistent bundled pricing to drive growth.

Charter's Internet and mobile product bundles provide a differentiated connectivity experience by bringing together Spectrum Internet, Advanced WiFi and Unlimited Spectrum Mobile to offer consumers fast, reliable and secure online connections on their favorite devices at home and on the go in high-value packages. Charter has completed deals with major programmers to deliver better flexibility and greater value to customers by including seamless entertainment applications with certain of its Spectrum TV packages at no additional cost. In July 2025, Charter began launching the sale of these seamless entertainment applications to customers on an à la carte basis and recently launched the Spectrum App Store, a digital storefront that helps customers activate, upgrade, buy and manage their streaming applications in one place. Charter also continues to evolve other elements of its video product and is deploying Xumo Stream Boxes to new video customers.

Charter's customer commitments focus on reliable connectivity, transparency, exceptional service and always improving. By continually improving its product set and offering consumers the opportunity to save money by switching to Charter's services, Charter believes it can continue to penetrate its expanding footprint and sell additional products to existing customers. Charter sees operational benefits from the targeted investments made in employee wages and benefits to build employee skill sets and tenure, as well as the continued investments in digitization of its customer service platforms, all with the goal of improving the customer experience, reducing transactions and driving customer growth and retention.

Charter spent $2.2 billion on its subsidized rural construction initiative during the year ended December 31, 2025 and activated approximately 483,000 subsidized rural passings. Charter currently offers Spectrum Internet products with speeds up to 1 gigabits per second across its entire footprint and multi-gigabit speeds in a portion of its footprint. Charter's network evolution initiative remains on track to deliver symmetrical and multi-gigabit speeds across its entire footprint with convergence everywhere it operates.

Results of Operations—Consolidated

General. Provided in the table below is information regarding our consolidated Operating Results and Other Income and Expense.

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2024.

	Years ended December 31,	
	2025	2024
	amounts in millions	
Operating costs and expenses:		
General and administrative	$ 31	35
Stock-based compensation	5	15
Operating income (loss)	(36)	(50)
Other income (expense):		
Interest expense (including amortization of deferred loan fees)	(110)	(145)
Share of earnings (losses) of affiliate	(3,062)	1,323
Gain (loss) on dilution of investment in affiliate	(96)	(32)
Realized and unrealized gains (losses) on financial instruments, net	51	(125)
Other, net	(1)	12
Earnings (loss) before income taxes	(3,254)	983
Income tax benefit (expense)	923	(187)
Net earnings (loss) from continuing operations	$ (2,331)	796

General and administrative

General and administrative expense decreased $4 million for the year ended December 31, 2025, as compared to the same period in 2024, primarily due to decreased professional service fees related to the Transactions.

Stock-based compensation

Stock-based compensation expense decreased $10 million for the year ended December 31, 2025, as compared to the same period in 2024. The decrease in stock-based compensation expense was primarily because of decreased grant activity, as currently restricted under the Merger Agreement, and certain prior period grants completing their vesting schedules.

Operating Income (Loss)

Consolidated operating loss improved $14 million for the year ended December 31, 2025, as compared to the same period in 2024, due to the above explanations.

Other Income and Expense:

Components of Other income (expense) are presented in the table below.

	Years ended December 31,	
	2025	2024
	amounts in millions	
Other income (expense):		
Interest expense	$ (110)	(145)
Share of earnings (losses) of affiliate	(3,062)	1,323
Gain (loss) on dilution of investment in affiliate	(96)	(32)
Realized and unrealized gains (losses) on financial instruments, net.	51	(125)
Other, net	(1)	12
	$ (3,218)	1,033

Interest expense

Interest expense decreased $35 million during the year ended December 31, 2025, as compared to the same period in 2024. The decrease was driven by lower interest rates on our variable rate debt, as well as lower amounts outstanding of exchangeable senior debentures.

Share of earnings (losses) of affiliate

Share of losses from affiliate increased $4,385 million during the year ended December 31, 2025, as compared to the same period in 2024. Due to a sustained decline in Charter's share price, we recorded a $4.4 billion impairment loss on our equity method investment in Charter during the fourth quarter of 2025, reducing our investment balance to fair value determined using Charter's share price, which is a Level 1 fair value input. The impairment reflects an other than temporary decline in our investment in Charter's fair value. We will continue to monitor Charter's share price, among other relevant considerations, to determine if the carrying value of our investment is appropriate. Future declines in share price could result in additional impairments, which could be material.

Share of earnings (losses) from affiliates is attributable to the Company's ownership interest in Charter. Upon the Company's initial investment in Charter, the Company allocated the excess basis, between the book basis of Charter and fair value of the shares acquired and ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. As of December 31, 2025, property and equipment and customer relationships have weighted average remaining useful lives of approximately 2 years and 6 years, respectively. Outstanding debt is amortized over the contractual period using the straight-line method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company's share of earnings (losses) from affiliates line item in the accompanying consolidated statements of operations and aggregated $266 million and $303 million, net of related taxes, for the years ended December 31, 2025 and 2024, respectively.

The following is a discussion of Charter's standalone results of operations. In order to provide a better understanding of Charter's operations, we have included a summarized presentation of Charter's results from operations. Charter is a separate publicly traded company and additional information about Charter can be obtained through its website and public filings, which are not incorporated by reference. The amounts included in the table below, derived from Charter's public filings, represent Charter's results for each of the years ended December 31, 2025 and 2024.

	Years ended December 31,	
	2025	2024
	amounts in millions	
Revenue	$ 54,774	55,085
Operating costs and expenses (excluding depreciation and amortization)	(33,155)	(33,294)
Depreciation and amortization	(8,711)	(8,673)
Operating income (loss)	12,908	13,118
Other income (expense), net	(5,450)	(5,616)
Net income (loss) before income taxes	7,458	7,502
Income tax benefit (expense)	(1,692)	(1,649)
Net income (loss)	$ 5,766	5,853

Charter's revenue decreased $311 million during the year ended December 31, 2025, as compared to the same period in 2024, primarily due to lower customers, higher seamless entertainment allocation and lower advertising sales, partly offset by mobile line growth and higher average revenue per customer.

During the year ended December 31, 2025, operating costs and expenses, excluding depreciation and amortization, decreased $139 million, as compared to the same period in 2024, primarily due to lower programming costs as a result of a higher mix of lower cost video packages within Charter's video customer base and fewer video customers as well as costs allocated to seamless entertainment applications and netted within video revenue, partly offset by contractual rate adjustments, including renewals and increases in amounts paid for retransmission consent. This decrease was partially offset by higher mobile service direct costs and mobile device sales due to an increase in mobile lines, as well as higher costs for marketing and residential sales due to a change in sales mix to higher cost sales channels. It was further offset by increases in other operating expenses, including higher merger and acquisition costs and increased losses on the disposal of assets in 2025 as compared to the same period in 2024.

Depreciation and amortization expense increased $38 million during the year ended December 31, 2025, as compared to the same period in 2024, primarily as a result of more recent capital expenditures, partly offset by certain assets becoming fully depreciated.

Charter's operating income decreased $210 million during the year ended December 31, 2025, as compared to the same period in 2024, for the reasons described above.

Other expense, net decreased $166 million during the year ended December 31, 2025, as compared to the same period in 2024. The decrease in other expenses, net were primarily driven by decreased interest expense due to a decrease in weighted average interest rates and debt.

Gain (loss) on dilution of investment in affiliate

The loss on dilution of investment in affiliate increased $64 million during the year ended December 31, 2025, as compared to the same period in 2024. The loss on dilution of investment in affiliate increased primarily due to an increase in issuance of Charter common stock from the exercise of stock options and restricted stock units held by employees and other third parties at lower share prices than in the prior year, partially offset by net gains on dilution related to Charter's repurchase of Liberty Broadband's Charter shares during both the years ended December 31, 2025 and 2024, although a significantly smaller offsetting gain in 2025.

Realized and unrealized gains (losses) on financial instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

	Years ended December 31,	
	2025	2024
	amounts in millions	
Exchangeable senior debentures	$ 51	(108)
Other	—	(17)
	$ 51	(125)

The changes in these accounts are primarily due to market factors and changes in the fair value of the underlying stocks or financial instruments to which these related (see notes 5 and 7 to the accompanying consolidated financial statements for additional discussion). During the year ended December 31, 2025, realized and unrealized gains (losses) included $53 million of previously unrecognized gains related to the retirement of the 3.125% Exchangeable Senior Debentures due 2054. The additional changes in realized and unrealized gains (losses) for the year ended December 31, 2025, compared to the same period in 2024, was primarily due to the change in fair value of the debentures outstanding for the respective periods related to changes in market price of the underlying Charter stock.

Other, net

Other, net loss increased $13 million for the year ended December 31, 2025, as compared to the same period in 2024. The change was primarily due to a tax sharing receivable with QVC Group, Inc., formerly Qurate Retail, Inc. ("QVC Group"). The tax sharing receivable with QVC Group resulted in tax sharing losses of $9 million and tax sharing income of $3 million for the years ended December 31, 2025 and 2024, respectively. See more discussion about the tax sharing agreement with QVC Group in note 1 to the accompanying consolidated financial statements.

Income taxes

Earnings (loss) before income taxes and income tax benefit (expense) are as follows:

	Years ended December 31,	
	2025	2024
	amounts in millions	
Earnings (loss) before income taxes	$ (3,254)	983
Income tax benefit (expense)	923	(187)
Effective income tax rate	28 %	19 %

Our effective tax rate for the years ended December 31, 2025 and 2024 was different than the federal tax rate of 21% primarily due to non-taxable proceeds from Charter share repurchases received pursuant to the Merger Agreement.

Net earnings (loss) from continuing operations

We had net losses from continuing operations of $2,331 million and net earnings from continuing operations of $796 million for the years ended December 31, 2025 and 2024, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in our expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2025, substantially all of our cash, cash equivalents, restricted cash and restricted cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

We discuss below both potential sources and use of liquidity, however, while the Transactions are pending, we are currently subject to certain contractual restrictions and therefore may not be able to take some or all of the actions described below.

The following are potential sources of liquidity: available cash balances, monetization of investments (including Charter Repurchases (as defined in note 6 to the accompanying consolidated financial statements and discussed below)), outstanding or anticipated debt facilities (as discussed in note 7 to the accompanying consolidated financial statements), loans from Charter pursuant to the Merger Agreement and Stockholders and Letter Agreement Amendment, and dividend and interest receipts.

As of December 31, 2025, Liberty Broadband had a cash and cash equivalents balance of $57 million.

| | Years ended December 31, | |
| | 2025 | 2024 |
	amounts in millions	
Cash flow information		
Net cash provided by (used in) operating activities.	$ (327)	(174)
Net cash provided by (used in) investing activities.	$ 1,207	323
Net cash provided by (used in) financing activities.	$ (940)	(74)

The increase in cash used in operating activities in 2025, as compared to the same period in 2024, was primarily driven by timing differences in working capital accounts.

During the years ended December 31, 2025 and 2024, net cash flows provided by investing activities were primarily related to the sale of Charter Class A common stock for $1,200 million and $335 million, respectively. In February 2021, Liberty Broadband entered into the Letter Agreement in order to implement, facilitate and satisfy the terms of the Stockholders Agreement with respect to the Equity Cap (see more information in note 6 to the accompanying consolidated financial statements). Further, simultaneously with the Merger Agreement in November 2024, the Company entered into the Stockholders and Letter Agreement Amendment that provides that Charter is intended to repurchase shares of Charter Class A common stock from Liberty Broadband in an amount equal to the greater of (i) $100 million, and (ii) an amount such that immediately after giving effect thereto, Liberty Broadband would have sufficient cash to satisfy certain obligations as set forth in the Stockholders and Letter Agreement Amendment and Merger Agreement, provided that if any repurchase would reduce Liberty Broadband's equity interest in Charter below 25.25% after giving effect to such repurchase or if all or a portion of such repurchase is not permissible, then Charter shall instead loan to Liberty Broadband in an amount equal to the lesser of (x) the repurchase amount that cannot be repurchased and (y) an agreed minimum liquidity threshold as set forth in the Stockholders and Letter Agreement Amendment less the repurchase amount that is repurchased, with such loan to occur on the terms set forth in the Stockholders and Letter Agreement Amendment, in each case, subject to certain conditions. From and after the date the 3.125% Debentures due 2053 (as defined in note 7 to the accompanying consolidated financial statements) are no longer outstanding, the amount of monthly repurchases would instead be the lesser of (i) $100 million and (ii) an amount equal to the sum of (x) an amount such that immediately after giving effect thereto, Liberty Broadband would satisfy certain minimum liquidity requirements as set forth in the Stockholders and Letter Agreement Amendment and (y) the aggregate principal amount outstanding under the Margin Loan Facility (as defined in note 7 to the accompanying consolidated financial statements). Pursuant to this agreement, the Company expects the Charter Repurchases to be a significant source of liquidity in future periods.

During the year ended December 31, 2025, net cash flows used in financing activities were primarily to settle the 3.125% Debentures due 2054 for $952 million.

During the year ended December 31, 2024, net cash flows used in financing activities were primarily for the repurchase of approximately $300 million in aggregate principal amount of the 3.125% Debentures due 2053 (as described more fully in note 7 to the accompanying consolidated financial statements) and net repayments of approximately $670 million on the Margin Loan Facility, partly offset by the issuance of $860 million aggregate original principal amount of the 3.125% Debentures due 2054. Additionally, net cash flows used in financing activities included repurchases of Liberty Broadband Series A and Series C common stock of $89 million. The net cash flows used in financing activities were partly offset by a distribution received from a former subsidiary of $150 million.

The projected uses of cash and restricted cash in the next year are debt service and repayment, approximately $80 million for interest payments on outstanding debt, approximately $15 million for Liberty Broadband preferred stock dividends, transaction-related expenses and to reimburse Liberty for amounts due under various agreements. We expect corporate cash and other available sources of liquidity as discussed above to cover corporate expenses for the foreseeable future.

Off-Balance Sheet Arrangements and Material Cash Requirements

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made, except for those matters disclosed in notes 8 and 11 to the accompanying consolidated financial statements.

Information concerning the amount and timing of current and long-term material cash requirements, both accrued and off-balance sheet, excluding loss contingencies and uncertain tax positions, if any, where it is indeterminable when payments will be made, is summarized below:

| | Total | Payments due by period | | | After |
| | | Less than 1 year | 2 - 3 years | 4 - 5 years | 5 years |
			amounts in millions		
Material Cash Requirements					
Debt (1)	$ 1,755	—	790	—	965
Preferred stock liquidation value	180	—	—	—	180
Interest expense and preferred stock dividends (2)	1,062	92	110	86	774
Total	$ 2,997	92	900	86	1,919

(1) Amounts are reflected in the table at the outstanding principal amount at December 31, 2025, assuming the debt instrument will remain outstanding until the stated maturity date and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheets. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2025, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2025 rates and (iii) assume that our existing debt is repaid at contractual maturity.

Critical Accounting Estimates and Policies

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates and accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Application of the Equity Method of Accounting for Investments in Affiliates. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, to investors other than the Company, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in share of earnings (losses) of affiliates in our consolidated statement of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment.

Due to a sustained decline in Charter's share price, we recorded a $4.4 billion impairment loss on our equity method investment in Charter during the fourth quarter of 2025, reducing our investment balance to fair value determined using Charter's share price, which is a Level 1 fair value input. The impairment reflects an other than temporary decline in our investment in Charter's fair value. We will continue to monitor Charter's share price, among other relevant considerations, to determine if the carrying value of our investment is appropriate. Future declines in share price could result in additional impairments, which could be material.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which could include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We could achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, and (ii) issuing variable rate debt with appropriate maturities and interest rates.

As of December 31, 2025, our debt is comprised of the following amounts:

Variable rate debt		Fixed rate debt	
Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
dollar amounts in millions			
$ 790	5.5 %	$ 965	3.1 %

Our investment in Charter (our equity method affiliate) is publicly traded and not generally reflected at fair value in our balance sheet. Our investment in Charter is also subject to market risk that is not directly reflected in our financial statements.

Financial Statements and Supplementary Data

The consolidated financial statements of Liberty Broadband Corporation are included herein, beginning on Page F-17.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives"), and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Executives concluded the Company's disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-13 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-14 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding our internal control over financial reporting.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2025.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria in *Internal Control-Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and have issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-14 of this Annual Report.

<p style="text-align:center">Report of Independent Registered Public Accounting Firm</p>

To the Stockholders and Board of Directors
Liberty Broadband Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Liberty Broadband Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 4, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

<p style="text-align:center">/s/ KPMG LLP</p>

Denver, Colorado
February 4, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Broadband Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Broadband Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 4, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Equity method accounting for the Company's investment in Charter

As discussed in notes 3 and 6 to the consolidated financial statements, the Company has recorded an investment in Charter of $8,670 million as of December 31, 2025, accounted for using the equity method. The investment represents approximately 98.2% of the total assets of the Company as of December 31, 2025. The investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses as they occur, including any impairments of Charter that are considered other than temporary and for additional purchases and sales of Charter shares. The Company's investment in Charter differs from the underlying equity of Charter which results in excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's investee within memo accounts used for equity method accounting.

We identified the evaluation of the equity method of accounting for the Company's investment in Charter as a critical audit matter. Evaluating the Company's application of the equity method of accounting for the Company's investment in Charter required a higher degree of complex auditor judgment to determine the nature and extent of audit effort required to address the matter.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's application of its equity method accounting, including the related share of earnings calculation, the amortization of the excess basis, and the gain or loss on dilution. We performed risk assessment procedures, including sensitivity analyses, and applied auditor judgment to determine the nature and extent of procedures to be performed over the investment. We developed independent expectations of (1) the Company's share of earnings of Charter, and (2) the gain or loss on dilution and compared such expectations to the amounts recorded by the Company. We recalculated the excess basis amortization.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
February 4, 2026

LIBERTY BROADBAND CORPORATION
Consolidated Balance Sheets
December 31, 2025 and 2024

	2025	2024
	amounts in millions, except share amounts	

Assets

Current assets:

Cash and cash equivalents	$ 57	89
Restricted cash and other current assets	46	19
Current assets of discontinued operations	—	315
Total current assets	103	423
Investment in Charter, accounted for using the equity method (note 6)	8,670	13,057
Restricted cash and other assets, net	57	135
Non-current assets of discontinued operations	—	3,072
Total assets	8,830	16,687

Liabilities and Equity

Current liabilities:

Taxes payable	23	—
Current portion of debt, including $956 and zero measured at fair value, respectively (note 7)	956	—
Other current liabilities	8	10
Current liabilities of discontinued operations	—	190
Total current liabilities	987	200
Long-term debt, net, including zero and $1,897 measured at fair value, respectively (note 7)	790	2,687
Deferred income tax liabilities (note 8)	1,155	2,028
Preferred stock (note 9)	200	201
Non-current liabilities of discontinued operations	—	1,763
Total liabilities	3,132	6,879

Equity

Series A common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 18,254,690 and 18,251,013 at December 31, 2025 and December 31, 2024, respectively	—	—
Series B common stock, $.01 par value. Authorized 18,750,000 shares; issued and outstanding 386,988 and 2,007,705 at December 31, 2025 and December 31, 2024, respectively	—	—
Series C common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 124,856,052 and 123,022,488 at December 31, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	1,646	3,007
Accumulated other comprehensive earnings (loss), net of taxes	15	73
Retained earnings	4,036	6,712
Total stockholders' equity	5,698	9,793
Non-controlling interests	—	15
Total equity	5,698	9,808
Commitments and contingencies (note 11)		
Total liabilities and equity	$ 8,830	16,687

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION
Consolidated Statements of Operations
Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	amounts in millions, except per share amounts		
Operating costs and expenses:			
General and administrative, including stock-based compensation	$ 36	50	39
Operating income (loss)	(36)	(50)	(39)
Other income (expense):			
Interest expense (including amortization of deferred loan fees)	(110)	(145)	(155)
Share of earnings (losses) of affiliate (note 6)	(3,062)	1,323	1,155
Gain (loss) on dilution of investment in affiliate (note 6)	(96)	(32)	(60)
Realized and unrealized gains (losses) on financial instruments, net (note 5)	51	(125)	(101)
Other, net	(1)	12	23
Earnings (loss) before income taxes	(3,254)	983	823
Income tax benefit (expense)	923	(187)	(175)
Net earnings (loss) from continuing operations	(2,331)	796	648
Net earnings (loss) from discontinued operations	(345)	73	40
Net earnings (loss)	$ (2,676)	869	688
Basic net earnings (loss) from continuing operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 3)	$ (16.30)	5.57	4.44
Basic net earnings (loss) from discontinued operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 3)	$ (2.41)	0.51	0.27
Diluted net earnings (loss) from continuing operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 3)	$ (16.30)	5.57	4.41
Diluted net earnings (loss) from discontinued operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 3)	$ (2.41)	0.51	0.27

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION
Consolidated Statements of Comprehensive Earnings (Loss)
Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	amounts in millions		
Net earnings (loss)	$ (2,676)	869	688
Other comprehensive earnings (loss), net of taxes:			
Credit risk on fair value debt instruments gains (loss)	(7)	29	44
Recognition of previously unrealized losses (gains) on debt instruments, net	(42)	(8)	(1)
Other	(9)	—	—
Other comprehensive earnings (loss) from continuing operations	(58)	21	43
Other comprehensive earnings (loss) from discontinued operations	—	—	—
Comprehensive earnings (loss)	$ (2,734)	890	731

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION
Consolidated Statements of Cash Flows
Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	amounts in millions		
Cash flows from operating activities:			
Net earnings (loss)	$ (2,676)	869	688
Adjustments to reconcile net earnings (loss) to net cash from operating activities:			
(Earnings) loss from discontinued operations	345	(73)	(40)
Stock-based compensation	5	15	15
Share of (earnings) losses of affiliate, net	3,062	(1,323)	(1,155)
(Gain) loss on dilution of investment in affiliate	96	32	60
Realized and unrealized (gains) losses on financial instruments, net	(51)	125	101
Deferred income tax expense (benefit)	(851)	180	155
State indemnification paid to GCI Liberty	(91)	—	—
Changes in operating assets and liabilities:			
Current and other assets	11	11	(22)
Payables and other liabilities	(3)	(14)	(38)
Taxes payable	(174)	4	(25)
Net cash provided by (used in) operating activities	(327)	(174)	(261)
Cash flows from investing activities:			
Cash received for Charter shares repurchased by Charter	1,200	335	394
Cash released from escrow related to dispositions	—	—	23
Purchase of investments	—	—	(53)
Other investing activities, net	7	(12)	—
Net cash provided by (used in) investing activities	1,207	323	364
Cash flows from financing activities:			
Borrowings of debt	695	984	1,501
Repayments of debt	(1,647)	(1,094)	(1,610)
Repurchases of Liberty Broadband common stock	—	(89)	(227)
Indemnification payment to QVC Group	—	—	(45)
Distribution from former subsidiary	—	150	65
Other financing activities, net	12	(25)	2
Net cash provided by (used in) financing activities	(940)	(74)	(314)
Net cash provided by (used in) discontinued operations:			
Cash provided by (used in) operating activities	247	278	277
Cash provided by (used in) investing activities	(115)	(193)	(214)
Cash provided by (used in) financing activities	(206)	(107)	(76)
Net cash provided by (used in) by discontinued operations	(74)	(22)	(13)
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(134)	53	(224)
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	229	176	400
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$ 95	229	176

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION
Consolidated Statements of Equity
Years ended December 31, 2025, 2024 and 2023

amounts in millions

	Common stock			Additional paid-in capital	Accumulated other comprehensive earnings (loss)	Retained earnings (accumulated deficit)	Noncontrolling interest in equity of subsidiaries	Total equity
	Series A	Series B	Series C					
Balance at December 31, 2022	$ —	—	1	3,318	9	5,155	18	8,501
Net earnings (loss)	—	—	—	—	—	688	—	688
Other comprehensive earnings (loss), net of taxes	—	—	—	—	43	—	—	43
Stock-based compensation	—	—	—	34	—	—	—	34
Liberty Broadband stock repurchases	—	—	—	(227)	—	—	—	(227)
Noncontrolling interest activity at Charter and other	—	—	—	(18)	—	—	2	(16)
Balance at December 31, 2023	—	—	1	3,107	52	5,843	20	9,023
Net earnings (loss)	—	—	—	—	—	869	—	869
Other comprehensive earnings (loss), net of taxes	—	—	—	—	21	—	—	21
Stock-based compensation	—	—	—	28	—	—	—	28
Liberty Broadband stock repurchases	—	—	—	(89)	—	—	—	(89)
Noncontrolling interest activity at Charter and other	—	—	—	(39)	—	—	(5)	(44)
Balance at December 31, 2024	—	—	1	3,007	73	6,712	15	9,808
Net earnings (loss)	—	—	—	—	—	(2,676)	—	(2,676)
Other comprehensive earnings (loss), net of taxes	—	—	—	—	(58)	—	—	(58)
Stock-based compensation	—	—	—	12	—	—	—	12
GCI Divestiture	—	—	—	(1,357)	—	—	(18)	(1,375)
Noncontrolling interest activity at Charter and other	—	—	—	(16)	—	—	3	(13)
Balance at December 31, 2025	$ —	—	1	1,646	15	4,036	—	5,698

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Liberty Broadband Corporation ("Liberty Broadband," the "Company," "us," "we," or "our" unless the context otherwise requires). Liberty Broadband is primarily comprised of an equity method investment in Charter Communications, Inc. ("Charter").

On December 18, 2020, the original GCI Liberty, Inc. ("prior GCI Liberty"), the previous parent company of GCI, was acquired by Liberty Broadband.

In July 2025, Liberty Broadband and its subsidiaries completed an internal reorganization preceding the GCI Divestiture (as defined below) to transfer the GCI Business (as defined below) to GCI Liberty, Inc. ("GCI Liberty"). Following the internal reorganization, GCI Liberty owns, directly or indirectly, GCI, LLC and the operations comprising, and the entities that conduct, the GCI Business (collectively, "GCI"). GCI Liberty was a wholly owned subsidiary of Liberty Broadband until the GCI Divestiture, which was completed on July 14, 2025. GCI Liberty is presented as a discontinued operation in the Company's consolidated financial statements. See note 2 for details of the GCI Divestiture.

Recent Events

On November 12, 2024, the Company entered into a definitive agreement (the "Merger Agreement") under which Charter has agreed to acquire Liberty Broadband (the "Combination", together with the other transactions contemplated by the Merger Agreement, the "Transactions"). Under the terms of the Merger Agreement, each holder of Liberty Broadband Series A common stock ("LBRDA"), Series B common stock ("LBRDB"), and Series C common stock ("LBRDK") (collectively, "Liberty Broadband common stock") will receive 0.236 of a share of Charter Class A common stock per share of Liberty Broadband common stock held, with cash to be paid in lieu of fractional shares. Each holder of Liberty Broadband Series A cumulative redeemable preferred stock ("Liberty Broadband preferred stock") will receive one share of newly issued Charter Series A cumulative redeemable preferred stock ("Charter preferred stock") per share of Liberty Broadband preferred stock held. The Charter preferred stock will substantially mirror the current terms of the Liberty Broadband preferred stock, including a mandatory redemption date of March 8, 2039. At the special meeting held on February 26, 2025, the requisite holders of LBRDA, LBRDB and Liberty Broadband preferred stock approved the adoption of the Merger Agreement, pursuant to which, among other things, Liberty Broadband will combine with Charter and divested the business of GCI (the "GCI Business").

As discussed above, as a condition to closing the Combination, Liberty Broadband agreed to divest the GCI Business by way of a distribution to the holders of Liberty Broadband common stock (the "GCI Divestiture"), which was completed on July 14, 2025. The GCI Divestiture was taxable to Liberty Broadband and its stockholders, with Charter bearing the corporate level tax liability upon completion of the Combination. If such corporate level tax liability exceeded $420 million, Liberty Broadband (and Charter upon completion of the Combination) would be entitled under a tax receivables agreement to the portion of the tax benefits realized by GCI Liberty corresponding to such excess; however, the corporate level tax liability from the GCI Divestiture is estimated to be significantly less than $420 million.

In addition, in connection with the entry into the Merger Agreement, Charter, Liberty Broadband and Advance/Newhouse Partnership ("A/N") entered into an amendment (the "Stockholders and Letter Agreement Amendment") to (i) that certain Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (as amended, the "Stockholders Agreement"), by and among Charter, Liberty Broadband, and A/N, and (ii) that certain Letter Agreement, dated as of February 23, 2021 (the "Letter Agreement"), by and between Charter and Liberty Broadband. Pursuant to the Stockholders and Letter Agreement Amendment, each month during the pendency of the proposed Transactions under the Merger Agreement, Charter is intended to repurchase shares of Charter Class A common stock from Liberty Broadband in an amount equal to the greater of (i) $100 million and (ii) an amount such that immediately after giving effect thereto, Liberty Broadband would have sufficient cash to satisfy certain obligations as set forth in the Stockholders and Letter Agreement Amendment and Merger Agreement, provided that if any repurchase would reduce Liberty Broadband's equity interest in Charter below 25.25% after giving effect to such repurchase or if all or a portion of such repurchase is not permissible, then Charter shall instead loan to Liberty Broadband an amount equal to the lesser of (x) the repurchase amount that cannot be repurchased and (y) an agreed minimum liquidity threshold as set forth in the Stockholders and Letter Agreement Amendment less the repurchase amount that is repurchased, with such loan to occur on the terms set forth in the Stockholders and Letter Agreement Amendment, in each case, subject to certain conditions. Liberty Broadband will remain subject to the existing voting cap of 25.01% as described in note 6. Proceeds from share repurchases applied to debt service are expected to be tax free.

On May 16, 2025, Charter and Cox Enterprises, Inc. ("Cox") announced that they entered into a definitive agreement to combine their businesses (the "Cox Transactions"). In connection with this transaction, Liberty Broadband has agreed to accelerate the closing of the Combination to occur contemporaneously with the Cox Transactions. There are no changes to any other transaction terms of the pending Liberty Broadband and Charter transaction.

In connection with the GCI Divestiture, Martin E. Patterson was appointed to the role of President and Chief Executive Officer of Liberty Broadband, effective July 14, 2025. Upon effectiveness of Mr. Patterson's appointment, John C. Malone resigned as President and Chief Executive Officer but remains Chairman of the Board.

Historical Spin-Off Arrangements

During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries ("Liberty") authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly owned subsidiary, Liberty Broadband, and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off"). In connection with the Broadband Spin-Off, Liberty and Liberty Broadband entered into certain agreements in order to govern certain of the ongoing relationships between the two companies and to provide for an orderly transition, including a tax sharing agreement, services agreement and a facilities sharing agreement. Additionally, in connection with a prior transaction, prior GCI Liberty and QVC Group, Inc., formerly Qurate Retail, Inc. ("QVC Group") entered into a tax sharing agreement, which was assumed by Liberty Broadband as a result of the combination of prior GCI Liberty and Liberty Broadband. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between QVC Group and Liberty Broadband and other agreements related to tax matters. Under the facilities sharing agreement, Liberty Broadband shares office space with Liberty and related amenities at Liberty's corporate headquarters.

Pursuant to the services agreement, Liberty provides Liberty Broadband with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. Liberty Broadband reimburses Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services which are negotiated semi-annually, as necessary.

Under these various agreements, amounts reimbursable to Liberty were approximately $8 million and $7 million for the years ended December 31, 2025 and 2024, respectively. Liberty Broadband had a tax sharing receivable with QVC Group of approximately $10 million and $20 million as of December 31, 2025 and 2024, respectively, included in Restricted cash and other assets, net in the consolidated balance sheets.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and represent the historical consolidated financial information of the Company's interest in Charter, as well as certain other assets and liabilities. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

(2) Discontinued Operations

GCI Divestiture

On June 19, 2025, Liberty Broadband entered into a Separation and Distribution Agreement (the "Separation and Distribution Agreement"), whereby, subject to the terms thereof, GCI Liberty, a Nevada corporation and a wholly owned subsidiary of Liberty Broadband, would spin-off from Liberty Broadband.

Pursuant to the Separation and Distribution Agreement, the GCI Divestiture was accomplished by means of a distribution by Liberty Broadband of 0.20 of a share of GCI Liberty's Series A, B and C GCI Group common stock (collectively, the "GCI Group common stock"), for each whole share of the corresponding series of Liberty Broadband common stock held as of June 30, 2025 by the holder thereof. The distribution of the GCI Group common stock was completed on July 14, 2025. As a result of the GCI Divestiture, GCI Liberty is an independent, publicly traded company and its businesses, assets and liabilities initially consisted of 100% of the outstanding equity interests in GCI.

In connection with the GCI Divestiture, Liberty Broadband entered into certain agreements with GCI Liberty, including the Separation and Distribution Agreement, pursuant to which, among other things, Liberty Broadband and GCI Liberty will indemnify each other against certain losses that may arise, a tax sharing agreement (the "GCI Tax Sharing Agreement") and a tax receivables agreement (the "GCI Tax Receivables Agreement"). The GCI Tax Sharing Agreement governs the allocation of taxes, tax benefits, tax items and tax-related losses between Liberty Broadband and GCI Liberty, and the GCI Tax Receivables Agreement governs the respective rights and obligations of Liberty Broadband and GCI Liberty with respect to certain tax matters. During the fourth quarter of 2025, Liberty Broadband reimbursed $91 million to GCI Liberty for state income taxes related to the GCI Divestiture that were Liberty Broadband's responsibility under the Tax Sharing Agreement.

As disclosed in note 1, GCI Liberty is presented as a discontinued operation in Liberty Broadband's consolidated financial results as the GCI Divestiture represents a strategic shift that had a major effect on Liberty Broadband's operations and financial results.

The following table presents a reconciliation of the carrying amounts of the major classes of assets and liabilities of discontinued operations to the total assets and liabilities of discontinued operations as presented in the consolidated balance sheet.

	December 31, 2024
	amounts in millions
Assets	
Total current assets	$ 315
Property and equipment, net	1,150
Intangible assets not subject to amortization	1,346
Intangible assets subject to amortization, net	411
Other assets, net	165
Total assets	3,387
Liabilities and Equity	
Total current liabilities	190
Long-term debt, net	1,066
Deferred income tax liabilities	360
Other liabilities	337
Total liabilities	$ 1,953
Non-controlling interests	$ 15

In connection with the GCI Divestiture, the Company identified events that indicated that it was more likely than not that the carrying value of the GCI reporting unit and certain indefinite-lived intangible assets exceeded their fair value. A quantitative goodwill impairment test was completed, comparing the estimated fair value to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analyses are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. The Company estimated the fair value of the GCI reporting unit and indefinite-lived intangible assets using an income approach (Level 3). As a result, the Company recognized impairment charges of $534 million related to intangible assets not subject to amortization, which is included in Net earnings (loss) from discontinued operations for the year ended December 31, 2025.

The following table provides details about the major classes of line items constituting earnings (loss) from discontinued operations, net of tax as presented in the consolidated statements of operations.

		Years ended December 31,		
		2025	2024	2023
		amounts in millions		
Revenue	$	566	1,016	981
Operating costs and expenses:				
Operating expense (exclusive of depreciation and amortization shown separately below)		126	257	245
Selling, general and administrative, including stock-based compensation		212	410	394
Impairment of intangible assets		534	—	—
Depreciation and amortization		114	207	230
		986	874	869
Operating income (loss)		(420)	142	112
Other income (expense):				
Interest expense (including amortization of deferred loan fees)		(24)	(49)	(51)
Other, net		5	6	4
Earnings (loss) from discontinued operations before income taxes		(439)	99	65
Income tax benefit (expense)		94	(26)	(25)
Net earnings (loss) from discontinued operations	$	(345)	73	40

(3) Summary of Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash and Restricted Cash Equivalents

Cash consists of cash deposits held in global financial institutions. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of acquisition. Cash that has restrictions upon its usage has been excluded from cash and cash equivalents. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and corporate debt securities. The Company maintains some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits.

Restricted cash and restricted cash equivalents are cash and highly liquid investments, respectively, that are restricted for usage. The majority of the Company's restricted cash and restricted cash equivalents balance at December 31, 2025 and 2024 relate to the proceeds from sales of Charter shares occurring after the Merger Agreement was entered into, which are restricted for use to settle Liberty Broadband debt and/or pay interest on Liberty Broadband debt pursuant to the Stockholders and Letter Agreement Amendment, as more fully described in note 6. The Company classifies the restricted cash and restricted cash equivalents from sales of Charter shares to align with the classification of the Company's debt. See note 4 for more information on restricted cash and restricted cash equivalents.

Investments in Equity Method Affiliates

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived. Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, are recognized in the statement of operations through the Gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in Share of earnings (losses) of affiliates in our consolidated statements of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

As Liberty Broadband does not control the decision making process or business management practices of its affiliate accounted for using the equity method, Liberty Broadband relies on management of its affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, Liberty Broadband relies on the audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliate. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty Broadband's consolidated financial statements. See note 6 for additional discussion regarding our investment in Charter.

Other Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values.

The Company performs a qualitative assessment each reporting period for its equity securities without readily determinable fair values to identify whether an equity security could be impaired. When the Company's qualitative assessment indicates that an impairment could exist, it estimates the fair value of the investment and to the extent the fair value is less than the carrying value, it records the difference as an impairment in the consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 10, Liberty Broadband has granted to its directors, employees and employees of certain of its former subsidiaries, restricted stock units ("RSUs") and stock options to purchase shares of Liberty Broadband common stock (collectively, "Awards"). Liberty Broadband measures the cost of employee services received in exchange for equity classified Awards (such as stock options and restricted stock) based on the grant-date fair value of the Awards and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Awards). Liberty Broadband measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award and remeasures the fair value of the Award at each reporting date.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Due to inherent complexities arising from the nature of our business, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in Interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in Other, net in the accompanying consolidated statements of operations.

We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Loss Contingencies

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Comprehensive Earnings (Loss)

Comprehensive earnings (loss) consists of net earnings (loss), comprehensive earnings (loss) attributable to debt credit risk adjustments and the Company's share of the comprehensive earnings (loss) of our equity method affiliate.

Earnings Attributable to Liberty Broadband Stockholders per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Excluded from diluted EPS for the years ended December 31, 2025, 2024 and 2023 are approximately 2 million, 3 million and 2 million potential common shares, respectively, because their inclusion would have been antidilutive.

	Years ended December 31,		
	2025	**2024**	**2023**
	number of shares in millions		
Basic WASO	143	143	146
Potentially dilutive shares (1)	—	—	1
Diluted WASO	143	143	147

(1) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

Reclassifications

Reclassifications have been made to the prior years' consolidated financial statements to conform to the classifications used in the current year.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) the application of the equity method of accounting for its affiliates and (ii) accounting for income taxes to be its most significant estimates.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures*, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The effective date for the standard is for fiscal years beginning after December 15, 2024, and interim periods beginning after December 15, 2025. The Company adopted this guidance for the year ended December 31, 2025 and has applied it retrospectively to all prior periods presented in the financial statements. See notes 4 and 8 for required disclosures.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which expands disclosures about specific expense categories at interim and annual reporting periods. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 (year ending December 31, 2027 for the Company), and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of ASU 2024-03 on the related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"), which amends certain aspects of the accounting for and disclosure of software costs under Subtopic 350-40. The amendments improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods, including methods that entities may use to develop software in the future. ASU 2025-06 is effective for annual periods beginning after December 15, 2027 (year ending December 31, 2028 for the Company). The Company is currently evaluating the impact the adoption of ASU 2025-06 will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, *Accounting for Government Grants Received by Business Entities* ("ASU 2025-10"), to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. ASU 2025-10 is effective for annual periods beginning after December 15, 2028 (year ending December 31, 2029 for the Company). The Company is currently evaluating the impact the adoption of ASU 2025-10 will have on its consolidated financial statements.

(4) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2025	**2024**	**2023**
	amounts in millions		
Cash paid for interest, net of amounts capitalized	$ 110	146	155
Cash paid for taxes, net of refunds:			
Federal			
United States	$ 117	20	46
State and local	—	—	—
Total cash paid for taxes, net of refunds	$ 117	20	46

The following table reconciles cash and cash equivalents, restricted cash and restricted cash equivalents reported in the Company's consolidated balance sheets to the total amount presented in its consolidated statements of cash flows:

	Years ended December 31,		
	2025	**2024**	**2023**
	amounts in millions		
Cash and cash equivalents	$ 57	89	79
Cash and cash equivalents included in current assets of discontinued operations	—	74	95
Restricted cash and restricted cash equivalents included in other current assets	38	—	—
Restricted cash and restricted cash equivalents included in other assets	—	65	—
Restricted cash included in non-current assets of discontinued operations	—	1	2
Total cash and cash equivalents, restricted cash and restricted cash equivalents at end of period	$ 95	229	176

Restricted cash and restricted cash equivalents for the years ended December 31, 2025 and 2024 primarily relates to proceeds from Charter share repurchases occurring after the Merger Agreement was entered into, which are restricted for use to settle Liberty Broadband debt and/or pay interest on Liberty Broadband debt pursuant to the Stockholders and Letter Agreement Amendment, as more fully described in note 6.

(5) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

	December 31, 2025			December 31, 2024		
Description	**Total**	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Total**	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**
		amounts in millions				
Cash equivalents	$ 57	57	—	89	89	—
Restricted cash equivalents	$ 38	38	—	64	64	—
Exchangeable senior debentures	$ 956	—	956	1,897	—	1,897

The Company's exchangeable senior debentures are debt instruments with quoted market value prices that are not considered to be traded on "active markets", as defined in GAAP, and are reported in the foregoing table as Level 2 fair value.

Other Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include normal working capital accounts, equity securities, preferred stock and both current and long-term debt, with the exception of the 3.125% Debentures due 2054 prior to their redemption in the second quarter of 2025 and the 3.125% Debentures due 2053 (each as defined in note 7)). With the exception of long-term debt and preferred stock, the carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets. The carrying value of the Margin Loan Facility (as defined in note 7) bears interest at a variable rate and therefore is also considered to approximate fair value.

Realized and Unrealized Gains (Losses) on Financial Instruments

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2025	2024	2023
	amounts in millions		
Exchangeable senior debentures (1)	$ 51	(108)	(106)
Other (2)	—	(17)	5
	$ 51	(125)	(101)

(1) The Company has elected to account for its exchangeable senior debentures using the fair value option. Changes in the fair value of the exchangeable senior debentures recognized in the consolidated statements of operations are primarily due to market factors driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive income. The change in the fair value of the exchangeable senior debentures attributable to changes in the instrument specific credit risk before tax was a loss of $9 million, a gain of $27 million and a gain of $55 million for the years ended December 31, 2025, 2024 and 2023, respectively, net of the recognition of previously unrecognized gains and losses. During the years ended December 31, 2025 and 2024, the Company recognized $53 million and $9 million, respectively, of previously unrecognized gains related to the retirement of the 3.125% Debentures due 2054 and a portion of the 3.125% Debentures due 2053, respectively. The cumulative change was a gain of $20 million as of December 31, 2025, net of the recognition of previously unrecognized gains and losses.

(2) For the year ended December 31, 2024, the Company recognized an impairment on an equity security.

(6) Investment in Charter Accounted for Using the Equity Method

Through a number of prior years' transactions, Liberty Broadband has acquired an interest in Charter. The investment in Charter is accounted for as an equity method affiliate based on our voting and ownership interest and the board seats held by individuals appointed by Liberty Broadband. As of December 31, 2025, the carrying and market value of Liberty Broadband's ownership in Charter was approximately $8.7 billion and $8.7 billion, respectively. We own an approximate 32.8% economic ownership interest in Charter, based on shares of Charter's Class A common stock issued and outstanding as of December 31, 2025.

As discussed in more detail in note 1, Charter has agreed to acquire Liberty Broadband. The Stockholders Agreement and Letter Agreement, as amended by the Stockholders and Letter Agreement Amendment, sets forth certain agreements relating to the governance of Charter and the participation of Liberty Broadband in Charter's share repurchase program.

Pursuant to the Stockholders Agreement, Liberty Broadband's equity ownership in Charter (on a fully diluted basis) is capped at the greater of 26% or the Voting Cap (as defined below) (the "Equity Cap"). Pursuant to the Stockholders and Letter Agreement Amendment, Liberty Broadband is exempt from the Equity Cap to the extent Liberty Broadband's equity ownership in Charter exceeds such Equity Cap solely as a result of the repurchase provisions in the Stockholders and Letter Agreement Amendment. In the event the Merger Agreement is terminated, Liberty Broadband's equity ownership in Charter (on a fully diluted basis) is capped at the greater of the Voting Cap or the percentage of equity owned (on a fully diluted basis) by Liberty Broadband on the termination date of the Merger Agreement. As of December 31, 2025, due to Liberty Broadband's voting interest exceeding the current voting cap of 25.01% (the "Voting Cap"), our voting control of the aggregate voting power of Charter is 25.01%. Under the Stockholders Agreement and the Stockholders and Letter Agreement Amendment, Liberty Broadband has agreed to vote all voting securities beneficially owned by it, or over which it has voting discretion or control that are in excess of the Voting Cap in the same proportion as all other votes cast by public stockholders of Charter with respect to the applicable matter.

In February 2021, Liberty Broadband was notified that its ownership interest, on a fully diluted basis, had exceeded the Equity Cap set forth in the Stockholders Agreement. On February 23, 2021, Charter and Liberty Broadband entered into the

Letter Agreement in order to implement, facilitate and satisfy the terms of the Stockholders Agreement with respect to the Equity Cap. Pursuant to the Letter Agreement, following any month during which Charter purchases, redeems or buys back shares of its Class A common stock, and prior to certain meetings of Charter's stockholders, Liberty Broadband will be obligated to sell to Charter, and Charter will be obligated to purchase, such number of shares of Class A common stock as is necessary (if any) to reduce Liberty Broadband's percentage equity interest, on a fully diluted basis, to the Equity Cap (such transaction, a "Charter Repurchase"). The per share sale price for each share of Charter will be equal to the volume weighted average price paid by Charter in its repurchases, redemptions and buybacks of its common stock (subject to certain exceptions) during the month prior to the Charter Repurchase (or, if applicable, during the relevant period prior to the relevant meeting of Charter stockholders). Charter Repurchases during the pendency of the proposed Transactions under the Merger Agreement are governed by the Stockholders and Letter Agreement Amendment as described below.

Interim Merger Period Stock Repurchases

Simultaneously with the execution and delivery of the Merger Agreement, Charter, Liberty Broadband and A/N have entered into an amendment to (i) the Stockholders Agreement, and (ii) the Letter Agreement. The Stockholders Agreement and the Letter Agreement, as amended by the Stockholders and Letter Agreement Amendment sets forth certain agreements relating to the governance of Charter and the participation of Liberty Broadband in Charter's share repurchase program.

Pursuant to the Stockholders and Letter Agreement Amendment, each month during the pendency of the proposed Transactions under the Merger Agreement, Charter is intended to repurchase shares of Charter Class A common stock from Liberty Broadband in an amount equal to the greater of (i) $100 million, and (ii) an amount such that immediately after giving effect thereto, Liberty Broadband would have sufficient cash to satisfy certain obligations as set forth in the Stockholders and Letter Agreement Amendment and Merger Agreement, provided that if any repurchase would reduce Liberty Broadband's equity interest in Charter below 25.25% after giving effect to such repurchase or if all or a portion of such repurchase is not permissible, then Charter shall instead loan to Liberty Broadband an amount equal to the lesser of (x) the repurchase amount that cannot be repurchased and (y) the Liberty Broadband minimum liquidity threshold less the repurchase amount that is repurchased, with such loan to occur on the terms set forth in the Stockholders and Letter Agreement Amendment, in each case, subject to certain conditions. From and after the date Liberty Broadband's 3.125% Debentures due 2053 are no longer outstanding, the amount of monthly repurchases would instead the lesser of (i) $100 million and (ii) an amount equal to the sum of (x) an amount such that immediately after giving effect thereto, Liberty Broadband would satisfy certain minimum liquidity requirements as set forth in the Stockholders and Letter Agreement Amendment and (y) the aggregate principal amount outstanding under the Margin Loan Facility. The per share sales price shall be determined as set forth in the Letter Agreement, provided that if Charter has not repurchased shares of its common stock during the relevant repurchase period, the repurchase price shall be based on a Bloomberg Volume Weighted Average Price methodology proposed by Charter and reasonably acceptable to Liberty Broadband.

Under the terms of the Stockholders and Letter Agreement Amendment and original Letter Agreement, Liberty Broadband sold Charter Class A common stock to Charter as follows:

	Years ended December 31,		
	2025	2024	2023
	dollar amounts in millions		
Number of Charter Class A shares sold to Charter	3,757,599	980,558	950,721
Amount of Charter Class A shares sold to Charter	$ 1,200	335	394

Subsequent to December 31, 2025, Liberty Broadband sold 484,708 shares of Charter Class A common stock to Charter for $100 million.

During the years ended December 31, 2025, 2024 and 2023, there were dilution losses of $96 million, $32 million, and $60 million, respectively, in the Company's investment in Charter. The dilution losses were primarily attributable to the exercise of stock options and restricted stock units held by employees and other third parties at differing share prices, partially offset by net gains on dilution related to Charter's repurchase of Liberty Broadband's Charter shares during the periods presented.

The excess basis in our investment in Charter is allocated within memo accounts used for equity method accounting purposes as follows (amounts in millions):

	Years ended December 31,	
	2025	2024
Property and equipment, net.	$ 183	280
Customer relationships, net.	1,596	1,751
Franchise fees	850	3,843
Trademarks.	6	29
Goodwill.	1,519	3,845
Debt	(121)	(251)
Deferred income tax liability	(628)	(1,413)
	$ 3,405	8,084

Property and equipment and customer relationships have weighted average remaining useful lives of approximately 2 years and 6 years, respectively, and franchise fees, trademarks and goodwill have indefinite lives. The excess basis of outstanding debt is amortized over the contractual period using the straight-line method. The decrease in excess basis for the year ended December 31, 2025 was primarily due to a $4.4 billion impairment loss on our equity method investment, as further described below. The decrease in excess basis was also impacted by amortization expense during the period. Included in our share of earnings (losses) from Charter of ($3,062) million, $1,323 million and $1,155 million for the years ended December 31, 2025, 2024 and 2023, respectively, are $266 million, $303 million and $277 million, respectively, of losses, net of related taxes, due to the amortization of the excess basis related to assets with identifiable useful lives and debt.

Due to a sustained decline in Charter's share price, we recorded a $4.4 billion impairment loss on our equity method investment in Charter during the fourth quarter of 2025, reducing our investment balance to fair value determined using Charter's share price, which is a Level 1 fair value input. The impairment reflects an other than temporary decline in our investment in Charter's fair value. We will continue to monitor Charter's share price, among other relevant considerations, to determine if the carrying value of our investment is appropriate. Future declines in share price could result in additional impairments, which could be material.

Summarized financial information for Charter is as follows:

Charter Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
	amounts in millions	
Current assets	$ 5,144	4,233
Property and equipment, net	46,444	42,913
Goodwill	29,710	29,674
Intangible assets, net.	67,911	68,437
Other assets	5,004	4,763
Total assets	$ 154,213	150,020
Current liabilities	$ 13,306	13,486
Deferred income taxes	19,841	18,845
Long-term debt	94,006	92,134
Other liabilities	6,541	5,848
Equity.	20,519	19,707
Total liabilities and shareholders' equity	$ 154,213	150,020

Charter Consolidated Statements of Operations

	Years ended December 31,		
	2025	**2024**	**2023**
	amounts in millions		
Revenue	$ 54,774	55,085	54,607
Cost and expenses:			
Operating costs and expenses (excluding depreciation and amortization)	32,739	33,167	33,405
Depreciation and amortization	8,711	8,673	8,696
Other operating (income) expense, net	416	127	(53)
	41,866	41,967	42,048
Operating income	12,908	13,118	12,559
Interest expense, net	(5,042)	(5,229)	(5,188)
Other income (expense), net	(408)	(387)	(517)
Income tax (expense) benefit	(1,692)	(1,649)	(1,593)
Net income (loss)	5,766	5,853	5,261
Less: Net income attributable to noncontrolling interests	(779)	(770)	(704)
Net income (loss) attributable to Charter shareholders	$ 4,987	5,083	4,557

(7) Debt

Debt is summarized as follows:

	Outstanding principal December 31, 2025	Carrying value	
		December 31, 2025	December 31, 2024
		amounts in millions	
Margin Loan Facility	$ 790	790	790
3.125% Exchangeable Senior Debentures due 2053	965	956	951
3.125% Exchangeable Senior Debentures due 2054	—	—	946
Total debt	$ 1,755	1,746	2,687
Debt classified as current		(956)	—
Total long-term debt		$ 790	2,687

Margin Loan Facility

On June 26, 2024, a bankruptcy remote wholly owned subsidiary of the Company ("SPV") entered into Amendment No. 8 to Margin Loan Agreement (the "Eighth Amendment"), which amends SPV's margin loan agreement, dated as of August 31, 2017 (as amended by the Eighth Amendment, the "Margin Loan Agreement"), with a group of lenders. The Margin Loan Agreement provides for (x) a term loan credit facility in an aggregate principal amount of $1.15 billion (the "Term Loan Facility" and proceeds of such facility, the "Term Loans"), (y) a revolving credit facility in an aggregate principal amount of $1.15 billion (the "Revolving Loan Facility" and proceeds of such facility, the "Revolving Loans"; the Revolving Loans, collectively with the Term Loans, the "Loans") and (z) an uncommitted incremental term loan facility in an aggregate principal amount of up to $200 million (collectively, the "Margin Loan Facility"). No additional borrowings under the Margin Loan Agreement were made in connection with the Eighth Amendment. SPV's obligations under the Margin Loan Facility are secured by shares of Charter owned by SPV. The Eighth Amendment provided for, among other things, the extension of the scheduled maturity date to June 30, 2027.

Outstanding borrowings under the Margin Loan Agreement were $790 million as of both December 31, 2025 and 2024. As of December 31, 2025, SPV had borrowing capacity of $1,150 million under the Margin Loan Agreement with approximately $800 million available to be drawn, subject to certain funding conditions, which may be drawn until five business days prior to the maturity date. The maturity date of the loans under the Margin Loan Agreement is June 30, 2027. The borrowings under the Margin Loan Agreement accrue interest at a rate equal to the three-month Secured Overnight Financing Rate ("SOFR") plus a per annum spread of 1.875% (the "Base Spread") (unless and until the replacement of such rate as provided for under the Margin

Loan Agreement). The Margin Loan Agreement also has a commitment fee equal to 0.50% per annum on the daily unused amount of the Revolving Loans. The interest rates on the Margin Loan Facility were 5.5% and 6.2% at December 31, 2025 and 2024, respectively.

The Margin Loan Agreement contains various affirmative and negative covenants that restrict the activities of SPV (and, in some cases, the Company and its subsidiaries with respect to shares of Charter owned by the Company and its subsidiaries). The Margin Loan Agreement does not include any financial covenants. The Margin Loan Agreement does contain restrictions related to additional indebtedness and events of default customary for margin loans of this type.

SPV's obligations under the Margin Loan Agreement are secured by first priority liens on a portion of the Company's ownership interest in Charter, sufficient for SPV to meet the loan to value requirements under the Margin Loan Agreement. The Margin Loan Agreement indicates that no lender party shall have any voting rights with respect to the shares pledged as collateral, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreement. As of December 31, 2025, 19.1 million shares of Charter common stock with a value of $4.0 billion were held in collateral accounts related to the Margin Loan Agreement.

Exchangeable Senior Debentures

On February 28, 2023, the Company closed a private offering of $1,265 million aggregate original principal amount of its 3.125% Exchangeable Senior Debentures due 2053 (the "3.125% Debentures due 2053"), including debentures with an aggregate original principal amount of $165 million issued pursuant to the exercise of an option granted to the initial purchasers. Upon an exchange of the 3.125% Debentures due 2053, the Company, at its election, may deliver shares of Charter Class A common stock, the value thereof in cash, or any combination of shares of Charter Class A common stock and cash. Initially, 1.8901 shares of Charter Class A common stock were attributable to each $1,000 original principal amount of 3.125% Debentures due 2053, representing an initial exchange price of approximately $529.07 for each share of Charter Class A common stock. A total of approximately 2.4 million shares of Charter Class A common stock were initially attributable to the 3.125% Debentures due 2053. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2023. The 3.125% Debentures due 2053 may be redeemed by the Company, in whole or in part, on or after April 6, 2026 or, in whole but not in part, prior to April 6, 2026 if such redemption is due to the execution by the Company of an agreement which, if consummated, would result in a change in control (including, for the avoidance of doubt, the Merger Agreement). Holders of the 3.125% Debentures due 2053 also have the right to require the Company to purchase their 3.125% Debentures due 2053 on April 6, 2026. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the 3.125% Debentures due 2053 plus accrued and unpaid interest to the redemption date, plus any final period distribution. As of December 31, 2025, a holder of the 3.125% Debentures due 2053 has the ability to exchange their debentures at any time after January 1, 2026 until the close of business on the second scheduled trading day immediately preceding April 6, 2026 or put their debentures on April 6, 2026 and, accordingly, the 3.125% Debentures due 2053 have been classified as current within the consolidated balance sheet as of December 31, 2025.

On July 2, 2024, the Company closed a private offering of $860 million aggregate original principal amount of its 3.125% Exchangeable Senior Debentures due 2054 (the "3.125% Debentures due 2054"), including debentures with an aggregate original principal amount of $60 million issued pursuant to the exercise of an option granted to the initial purchasers. In connection with the closing of the private offering of the 3.125% Debentures due 2054, the Company repurchased a total of $300 million in aggregate principal amount of the 3.125% Debentures due 2053 pursuant to individually privately negotiated transactions. After the repurchase, approximately 1.8 million shares of Charter Class A common stock are attributable to the 3.125% Debentures due 2053.

In March 2025, at the request of Charter, Liberty Broadband called for redemption all of its 3.125% Debentures due 2054. Pursuant to a supplemental indenture entered into in March 2025, the Company delivered cash to satisfy its exchange obligations. The 3.125% Debentures due 2054 were either redeemed in April 2025 or exchanged in March 2025 (with such exchanges settled in May 2025). During the year ended December 31, 2025, the Company paid approximately $952 million to settle the 3.125% Debentures due 2054 using corporate cash, restricted cash and proceeds from the Margin Loan Facility.

The Company has elected to account for all of its exchangeable senior debentures at fair value in its consolidated financial statements. Accordingly, changes in the fair value of these instruments are recognized in Realized and unrealized gains (losses) on financial instruments, net in the accompanying consolidated statements of operations. See note 5 for information related to unrealized gains (losses) on debt measured at fair value. The Company reviews the terms of all the debentures on a quarterly basis to determine whether an event has occurred to require current classification on the consolidated balance sheets.

Under the Merger Agreement, Liberty Broadband must call for redemption of its 3.125% Debentures due 2053 for cash within 10 business days of a request by Charter, subject to Liberty Broadband having sufficient liquidity to satisfy the applicable redemption and/or exchange obligation and certain other terms and conditions set forth in the Merger Agreement.

Five Year Maturities

The annual principal maturities of debt, based on stated maturity dates, for each of the next five years is as follows (amounts in millions):

2026	$	—
2027	$	790
2028	$	—
2029	$	—
2030	$	—

(8) Income Taxes

Income tax (benefit) expense consists of:

	Years ended December 31,		
	2025	2024	2023
	amounts in millions		
Current:			
Federal	$ (72)	7	20
State and local	—	—	—
	(72)	7	20
Deferred:			
Federal	(837)	177	153
State and local	(14)	3	2
	(851)	180	155
Total:			
Federal	(909)	184	173
State and local	(14)	3	2
Income tax (benefit) expense	$ (923)	187	175

Income tax expense (benefit) differs from the amounts computed by applying the applicable United States ("U.S.") federal income tax rate of 21% as a result of the following:

	Years ended December 31,					
	2025		2024		2023	
	(millions)	(percent)	(millions)	(percent)	(millions)	(percent)
U.S. Federal statutory tax rate	$ (683)	(21)%	206	21 %	173	21 %
Domestic federal reconciling items						
Tax credits.	(1)	0 %	(2)	0 %	—	0 %
Nontaxable and nondeductible items, net						
Nontaxable merger proceeds.	(237)	(7)%	(21)	(2)%	—	0 %
Other	8	0 %	1	0 %	1	0 %
Domestic state and local income taxes, net of federal effect	(10)	0 %	3	0 %	1	0 %
Total income tax (benefit) expense	$ (923)	(28)%	187	19 %	175	21 %

For the years ended December 31, 2025, 2024 and 2023, state and local income taxes in Colorado comprised the majority of the domestic state and local income taxes, net of federal effect category.

For the year ended December 31, 2025 and 2024, the significant reconciling items, as noted in the table above, are primarily due to non-taxable proceeds from Charter share repurchases received pursuant to the Merger Agreement.

For the year ended December 31, 2023, income tax expense did not differ from the U.S. federal income tax rate of 21%.

The tax effects of temporary differences and tax attributes that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2025	2024
	amounts in millions	
Deferred tax assets:		
Tax loss and tax credit carryforwards	$ 19	60
Accrued stock-based compensation	4	2
Intangible assets	3	6
Total deferred tax assets	26	68
Less: valuation allowance	—	—
Net deferred tax assets	26	68
Deferred tax liabilities:		
Investments	(1,179)	(2,090)
Debt	(2)	(6)
Total deferred tax liabilities	(1,181)	(2,096)
Net deferred tax asset (liability)	$ (1,155)	(2,028)

The Company's valuation allowance was unchanged in 2025.

At December 31, 2025, Liberty Broadband had deferred tax assets of $19 million for federal and state net operating losses, interest expense carryforwards and tax credit carryforwards. Of the $19 million, $17 million are carryforwards with no expiration. The remaining carryforwards expire at certain future dates. These carryforwards are expected to be utilized prior to expiration. The carryforwards that are expected to be utilized begin to expire in 2034.

As of December 31, 2025, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

As of December 31, 2025, Liberty Broadband's federal tax years prior to 2021 are closed. However, because Liberty Broadband generated net operating losses ("NOLs") in years prior to 2021, utilization of the NOLs in future years is still subject to adjustment. The IRS has completed its examination of Liberty Broadband's 2021, 2022 and 2023 tax years, but these years remain open until the statute of limitations expire on March 31, 2026, October 15, 2026 and October 15, 2027, respectively. Liberty Broadband's 2024 and 2025 tax years are being examined currently as part of the IRS Compliance Assurance Process program. Because Liberty Broadband's ownership of Charter is less than the required 80%, Charter is not consolidated with Liberty Broadband for federal income tax purposes. As of December 31, 2025, all GCI and prior GCI Liberty tax years prior to 2021 are closed. However, because GCI generated NOLs in tax years prior to 2020, utilization of the NOLs in future years is subject to adjustment. Prior to the March 9, 2018 prior GCI Liberty split-off from QVC Group, certain prior GCI Liberty businesses were part of the QVC Group consolidated federal tax group. QVC Group's tax years prior to 2022 are closed for federal income tax purposes. Various states are currently examining QVC Group's prior years' state income tax returns.

(9) Stockholders' Equity

Preferred Stock

Liberty Broadband's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by Liberty Broadband's board of directors.

The Liberty Broadband preferred stock was issued as a result of the closing of the Liberty Broadband combination with prior GCI Liberty on December 18, 2020. Each share of Series A Cumulative Redeemable Preferred Stock of prior GCI Liberty outstanding immediately prior to the closing was converted into one share of newly issued Liberty Broadband preferred stock. The Company is required to redeem all outstanding shares of Liberty Broadband preferred stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date through the redemption date, on the first business day following March 8, 2039. There were 7,300,000 shares of Liberty Broadband preferred stock authorized and 7,183,812 shares issued and outstanding at December 31, 2025. An additional 42,700,000 shares of preferred stock of the Company are authorized and are undesignated as to series. The Liberty Broadband preferred stock is accounted for as a liability on the Company's consolidated balance sheets because it is mandatorily redeemable. As a result, all dividends paid on the Liberty Broadband preferred stock are recorded as interest expense in the Company's consolidated statements of operations. Liberty Broadband preferred stock has one-third of a vote per share.

The liquidation price is measured per share and shall mean the sum of (i) $25, plus (ii) an amount equal to all unpaid dividends (whether or not declared) accrued with respect to such share have been added to and then remain part of the liquidation price as of such date. The fair value of Liberty Broadband preferred stock of $203 million was recorded at the time of the closing of the Liberty Broadband combination with prior GCI Liberty. The fair value of Liberty Broadband preferred stock as of December 31, 2025 was $173 million (Level 1).

The holders of shares of Liberty Broadband preferred stock are entitled to receive, when and as declared by the Liberty Broadband board of directors, out of legally available funds, preferential dividends that accrue and cumulate as provided in the certificate of designations for the Liberty Broadband preferred stock.

Dividends on each share of Liberty Broadband preferred stock accrue on a daily basis at a rate of 7.00% per annum of the liquidation price.

Accrued dividends are payable quarterly on each dividend payment date, which is January 15, April 15, July 15, and October 15 of each year, commencing January 15, 2021. If Liberty Broadband fails to pay cash dividends on the Liberty Broadband preferred stock in full for any four consecutive or non-consecutive dividend periods then the dividend rate shall increase by 2.00% per annum of the liquidation price until cured. On December 16, 2025, the Company announced that its board of directors had declared a quarterly cash dividend of approximately $0.44 per share of Liberty Broadband preferred stock which was paid on January 15, 2026 to shareholders of record of the Liberty Broadband preferred stock at the close of business on December 31, 2025.

Common Stock

LBRDA has one vote per share, LBRDB has ten votes per share and LBRDK has no votes per share (except as otherwise required by applicable law). Each share of the Series B common stock is exchangeable at the option of the holder for one share of LBRDA. All series of Liberty Broadband common stock participate on an equal basis with respect to dividends and distributions.

As of December 31, 2025, Liberty Broadband reserved 2.8 million shares of LBRDB and LBRDK common stock for issuance under exercise privileges of outstanding stock Awards.

Purchases of Common Stock

There were no repurchases of LBRDA, LBRDB or LBRDK during the year ended December 31, 2025, which is currently restricted by the Merger Agreement.

During the year ended December 31, 2024, the Company repurchased 1 million shares of LBRDK for aggregate cash consideration of $89 million. There were no repurchases of LBRDA or LBRDB during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company repurchased 3 million shares of LBRDA and LBRDK for aggregate cash consideration of $227 million. There were no repurchases of LBRDB during the year ended December 31, 2023.

All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. As of December 31, 2025, the Company had approximately $1.7 billion available to be used for share repurchases under the Company's share repurchase program, which is currently restricted by the Merger Agreement.

Exchange Agreement with Chairman

On June 13, 2022, Liberty Broadband entered into an Exchange Agreement with its Chairman of the board of directors, John C. Malone, and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the "JM Trust") (the "Exchange Agreement"), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Company would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances).

The Exchange Agreement provides for exchanges by the Company and Mr. Malone or the JM Trust of shares of LBRDB for shares of LBRDK in connection with certain events, including (i) any event that would result in a reduction in the outstanding votes that may be cast by holders of the Company's voting securities or an increase of Mr. Malone's beneficially-owned voting power in the Company (an "Accretive Event"), in each case, such that Mr. Malone's voting power in the Company would exceed the Target Voting Power plus 0.5%; or (ii) from and after the occurrence of any Accretive Event, in connection with any event that would result in an increase in the outstanding votes that may be cast by holders of the Company's voting securities or a decrease of Mr. Malone's beneficially-owned voting power in the Company (a "Dilutive Event"), in each case, such that Mr. Malone's voting power in the Company falls below the Target Voting Power less 0.5%. Additionally, the Exchange Agreement contains certain provisions with respect to fundamental events at the Company, meaning any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of LBRDB are entitled to receive securities of the Company, securities of another person, property or cash, or a combination thereof.

In connection with an Accretive Event, Mr. Malone or the JM Trust will be required to exchange with the Company shares of LBRDB (as exchanged, the "Exchanged Series B Shares") for an equal number of shares of LBRDK (as exchanged, the "Exchanged Series C Shares") so as to maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement.

In connection with a Dilutive Event, Mr. Malone and the JM Trust may exchange the Exchanged Series C Shares with the Company for an equal number of shares of LBRDB equal to the lesser of (i) the number of shares of LBRDB which would maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement.

On November 12, 2024, in connection with the entry into the Merger Agreement, Liberty Broadband entered into the Malone exchange side letter with Mr. Malone and certain trusts related to Mr. Malone (collectively, the "Malone Exchange Holders"), whereby, among other things, the Malone Exchange Holders agreed to an arrangement under which Liberty Broadband had the right, in connection with the GCI Divestiture, to exchange certain shares of LBRDB held by such Malone Exchange Holders for shares of LBRDK on a one-for-one basis (the "Malone exchange") to avoid the application of certain related party rules that otherwise could limit the availability of certain tax benefits to the divested GCI entity following the GCI Divestiture. If the Merger Agreement is terminated without the completion of the Combination having occurred but following the consummation of the Malone exchange (the "Malone exchange closing"), and unless otherwise agreed to in writing by the Malone Exchange Holders and Liberty Broadband, the Malone exchange will be automatically rescinded and treated as if neither the Malone exchange nor the Malone exchange closing had ever occurred.

Further, pursuant to the terms of the Malone exchange side letter, the parties thereto amended certain provisions of the Exchange Agreement to provide that (i) solely in connection with the GCI Divestiture, Malone Series C Exchangeable Shares (as defined in the Exchange Agreement) would not be exchanged for shares of LBRDB and the holders of such Malone Series C Exchangeable Shares would receive the same per share consideration received by holders of shares of LBRDK, (ii) Liberty Broadband waived its right to obligate the Malone Exchange Holders to enter into an exchange agreement with the divested GCI entity in connection with the GCI Divestiture, (iii) the Exchange Agreement would not be terminated as a result of the Malone Exchange Holders falling below 20% voting power in connection with the GCI Divestiture, and (iv) following the Malone exchange and prior to any termination of the Merger Agreement, none of the Malone Series C Exchangeable Shares would be exchanged for shares of LBRDB.

In accordance with the Malone exchange side letter and concurrent with the GCI Divestiture, the Malone Exchange Holders exchanged 1,617,040 shares of LBRDB for 1,617,040 shares of LBRDK on July 14, 2025. Under the Exchange Agreement and the Malone exchange side letter, the JM Trust has exchanged 2,098,189 total shares of LBRDB for the same number of LBRDK as of December 31, 2025.

(10) Stock-Based Compensation

Included in general and administrative expenses in the accompanying consolidated statements of operations are $5 million, $15 million and $15 million of stock-based compensation during the years ended December 31, 2025, 2024 and 2023, respectively.

Incentive Plans

Liberty Broadband has granted, to certain of its directors, employees and employees of its former subsidiaries, RSUs and stock options to purchase shares of Liberty Broadband common stock. The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award and remeasures the fair value of the Award at each reporting date.

Holders of Liberty Broadband RSUs who provided services primarily or solely to GCI Liberty or its subsidiaries at the time of the GCI Divestiture, received RSUs that relate to Series C GCI Group common stock ("GLIBK") in substitution for such Liberty Broadband RSUs. The number of shares of GLIBK subject to such substituted RSUs was determined in a manner to preserve the value of the Liberty Broadband RSUs outstanding prior to the GCI Divestiture.

Holders of Liberty Broadband RSUs other than GCI employees and holders of Liberty Broadband options, none of which were held by GCI employees, were adjusted to preserve the value of such outstanding Liberty Broadband RSUs or Liberty Broadband options, as applicable, prior to the GCI Divestiture and continued to relate to the applicable series of Liberty Broadband common stock. Holders of Liberty Broadband restricted shares outstanding as of the GCI Divestiture continued to hold their Liberty Broadband restricted shares and also received GLIBK restricted shares.

Pursuant to the Liberty Broadband 2024 Omnibus Incentive Plan (the "2024 Plan"), the Company may grant Awards to be made in respect of a maximum of 5.0 million shares of Liberty Broadband common stock plus the shares remaining available for Awards under the prior Liberty Broadband 2019 Omnibus Incentive Plan (the "2019 Plan"), as of close of business on May 23, 2024, the effective date of the 2024 Plan. Any forfeited shares from the 2019 Plan shall also be available again under the 2024 Plan.

Awards generally vest over 1-5 years and have a term of 7-8 years. Liberty Broadband issues new shares upon exercise of equity awards.

Grants

During the year ended December 31, 2025, the Company granted 17 thousand time-based RSUs of LBRDK to Mr. Patterson, our Chief Executive Officer. The RSUs had a GDFV of $61.49 per share and cliff vest ten days before the effective date of the Transactions.

There were no options to purchase shares of LBRDA, LBRDB or LBRDK granted during 2025. There were also no options to purchase shares of LBRDA or LBRDB granted during 2024 and 2023.

During the years ended December 31, 2024 and 2023, Liberty Broadband granted 183 thousand and 129 thousand options, respectively, to purchase shares of LBRDK to Gregory B. Maffei, our former Chief Executive Officer, in connection with his employment agreement. Such options had a GDFV of $20.18 per share and $27.83 per share, respectively, at the time they were granted and vested on December 31, 2024 and December 29, 2023, respectively.

During the year ended December 31, 2024, Liberty Broadband granted cash awards equal to $12.9 million to its employees and non-employee directors. These cash awards vested 50% on December 11, 2024 and 50% on December 11, 2025.

During the year ended December 31, 2023, Liberty Broadband granted to its employees 407 thousand options to purchase shares of LBRDK. Such options had a weighted average GDFV of $27.68 per share and vest between one and three years.

During the year ended December 31, 2023, Liberty Broadband granted 21 thousand options to purchase shares of LBRDK to its non-employee directors. Such options had a weighted average GDFV of $27.73 per share and cliff vested one year from the grant date.

During the years ended December 31, 2024 and 2023, Liberty Broadband granted 132 thousand and 227 thousand time-based and performance-based RSUs, respectively, of LBRDK to its employees, employees of former subsidiaries and non-employee directors. The RSUs had a weighted average GDFV of $56.93 per share and $84.02 per share, respectively. The time-based RSUs generally vest between one and five years for employees and employees of former subsidiaries and in one year for non-employee directors. The performance-based RSUs mainly cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

The Company has calculated the GDFV for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2024 and 2023, the expected term was 5.2 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty Broadband common stock. For grants made in 2024 and 2023, the range of volatilities was 29.7% to 31.3%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject option.

Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Liberty Broadband common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

	LBRDK (in thousands)		WAEP	Weighted average remaining contractual life (in years)		Aggregate intrinsic value (in millions)
Outstanding at January 1, 2025	2,649	$	120.80			
Granted	—	$	—			
Exercised	(71)	$	77.82			
Forfeited/Cancelled	(12)	$	78.15			
GCI Divestiture adjustment	192	$	113.54			
Outstanding at December 31, 2025	2,758	$	113.69	2.5	$	—
Exercisable at December 31, 2025	2,644	$	115.51	2.4	$	—

As of December 31, 2025, there were no outstanding options to purchase shares of LBRDA common stock.

During the years ended December 31, 2025, 2024 and 2023, Liberty Broadband had 83 thousand, 150 thousand and 69 thousand LBRDB options, respectively, with exercise prices of $93.13, $97.21 and $97.21, respectively, that expired. During the year ended December 31, 2025, the GCI Divestiture resulted in an adjustment of 1 thousand LBRDB options at an exercise price of $93.27. As of December 31, 2025, Liberty Broadband had 14 thousand LBRDB options outstanding and exercisable at an exercise price of $93.27, a remaining contractual life of 0.2 years and aggregate intrinsic value of zero.

As of December 31, 2025, the total unrecognized compensation cost related to unvested Awards was approximately $4 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.0 year.

As of December 31, 2025, Liberty Broadband reserved approximately 2.8 million shares of LBRDB and LBRDK for issuance under exercise privileges of outstanding stock options.

Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2025, 2024 and 2023 was $1 million, $52 million and $1 million, respectively.

Restricted Stock Awards and RSUs

The aggregate fair value of all LBRDK restricted stock awards and RSUs that vested during the years ended December 31, 2025, 2024 and 2023 was $21 million, $12 million and $12 million, respectively.

As of December 31, 2025, the Company had approximately 30 thousand unvested RSUs of LBRDK held by certain officers of the Company with a weighted average GDFV of $65.21 per share.

(11) Commitments and Contingencies

Charter and Liberty Broadband - Delaware Litigation

In August 2015, a purported stockholder of Charter, Matthew Sciabacucchi, filed a lawsuit in the Delaware Court of Chancery, on behalf of a putative class of Charter stockholders, challenging the transactions involving Charter, Time Warner Cable Inc., A/N, and Liberty Broadband announced by Charter on May 26, 2015. The lawsuit, which named as defendants Liberty Broadband, Charter and the board of directors of Charter, alleged that the transactions resulted from breaches of fiduciary duty by Charter's directors and that Liberty Broadband improperly benefited from the challenged transactions at the expense of other Charter stockholders. On January 12, 2023, the parties reached a tentative agreement to settle the lawsuit. The court approved the settlement at a fairness hearing on June 22, 2023 and Liberty Broadband paid approximately $38 million to Charter as a result of the settlement, which had been accrued as a current liability in the consolidated balance sheet and recorded as a litigation settlement expense within operating income in the fourth quarter of 2022.

General Litigation

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

Liberty Broadband did not have any off-balance sheet arrangements, except for those matters discussed above, that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

(12) Segment Information

Liberty Broadband identifies its reportable segments as (A) those consolidated companies that represent 10% or more of its consolidated annual revenue or total assets and (B) those equity method affiliates whose share of earnings or losses represent 10% or more of Liberty Broadband's annual pre-tax earnings (losses).

As a result of the GCI Divestiture and in consultation with Liberty Broadband's chief operating decision maker, the Chief Executive Officer, the Company evaluated its operations and determined under the new organizational and reporting structure, the Company has one reportable segment, which is its equity method investment in Charter.

As a single reportable segment entity, the Company's segment performance measure is net earnings (loss). See note 6 for segment disclosure information related to Charter.

(13) Quarterly Financial Information (unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	amounts in millions, except per share amounts			
2025				
Operating income (loss)	$ (13)	(10)	(8)	(5)
Net earnings (loss) from continuing operations	$ 234	356	255	(3,176)
Net earnings (loss) from discontinued operations	$ 34	27	(409)	3
Net earnings (loss)	$ 268	383	(154)	(3,173)
Basic net earnings (loss) from continuing operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$ 1.64	2.49	1.78	(22.21)
Basic net earnings (loss) from discontinued operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$ 0.24	0.19	(2.86)	0.02
Diluted net earnings (loss) from continuing operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$ 1.64	2.49	1.77	(22.21)
Diluted net earnings (loss) from discontinued operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$ 0.24	0.19	(2.84)	0.02

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	amounts in millions, except per share amounts			
2024				
Operating income (loss)	$ (9)	(9)	(11)	(21)
Net earnings (loss) from continuing operations	$ 221	182	120	273
Net earnings (loss) from discontinued operations	$ 20	13	22	18
Net earnings (loss)	$ 241	195	142	291
Basic net earnings (loss) from continuing operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$ 1.55	1.27	0.84	1.91
Basic net earnings (loss) from discontinued operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$ 0.14	0.09	0.15	0.13
Diluted net earnings (loss) from continuing operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$ 1.55	1.27	0.84	1.91
Diluted net earnings (loss) from discontinued operations attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$ 0.14	0.09	0.15	0.13

LIBERTY BROADBAND CORPORATION CORPORATE DATA

Board of Directors

John C. Malone
Chairman of the Board
Liberty Broadband Corporation

Derek Chang
President and Chief Executive
Officer, Liberty Media Corporation

Gregg L. Engles
Founder and Executive Managing Partner
Capitol Peak Partners

Julie D. Frist
Former Vice-Chair
CapStar Financial Holdings, Inc.

Richard R. Green
Retired President and Chief Executive
Officer
CableLabs

Sue Ann R. Hamilton
Principal
Hamilton Media LLC

J. David Wargo
Founder and President
Wargo & Company, Inc.

John E. Welsh III
President
Avalon Capital Partners LLC

Executive Committee
John C. Malone

Compensation Committee
Julie D. Frist (Co-Chair)
J. David Wargo (Co-Chair)
Richard R. Green
Sue Ann R. Hamilton

Audit Committee
John E. Welsh III (Chair)
Gregg L. Engles
J. David Wargo

**Nominating & Corporate
Governance Committee**
Richard R. Green (Co-Chair)
Sue Ann R. Hamilton (Co-Chair)
Gregg L. Engles
Julie D. Frist
John E. Welsh III

Senior Officers

Martin E. Patterson
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Brian J. Wendling
Chief Accounting Officer and Principal
Financial Officer

Ben Oren
Executive Vice President and Treasurer

Corporate Secretary
Kellie K. Norden

Corporate Headquarters
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

Stock Information
Series A Common Stock (LBRDA),
Series C Common Stock (LBRDK) and Series A
Cumulative Redeemable Preferred Stock
(LBRDP) trade on the NASDAQ Global Select
Market.

Series B Common Stock (LBRDB) is quoted on
the OTC Markets.

CUSIP Numbers
LBRDA – 530307 107
LBRDB – 530307 206
LBRDK – 530307 305
LBRDP – 530307 503

Transfer Agent
Liberty Broadband Corporation
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8745
Toll Free: (303) 562-9277
https://shareholder.broadridge.com/lbc

Investor Relations
Hooper Stevens
investor@libertybroadband.com
(844) 826-8735

On the Internet
Visit the Liberty Broadband Corporation
website at *www.libertybroadband.com*

Financial Statements
Liberty Broadband Corporation financial
statements are filed with the Securities and
Exchange Commission. Copies of these
financial statements can be obtained from
the Transfer Agent or through the Liberty
Broadband Corporation website.

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OUR ENVIRONMENT

Liberty Broadband believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Liberty Broadband takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

ELECTRONIC DELIVERY



We encourage Liberty Broadband stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit *www.proxyvote.com* for simple instructions.

- Beneficial stockholders can elect to receive future proxy and annual report materials electronically as well as vote their shares online at *www.proxyvote.com*.
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To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

▶ Liberty Broadband's initiative in reducing its carbon footprint by promoting electronic delivery of stockholder materials has had a positive effect on the environment. Based upon 2025 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

 Using approximately 16.5 fewer tons of wood, or 99.2 fewer trees

 Using approximately 106 million fewer BTUs, or the equivalent of the amount of energy used by 126 residential refrigerators operated/year

 Using approximately 58,000 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent to 5.3 cars/year

 Saving approximately 88,600 gallons of water, or the equivalent of approximately 4.43 swimming pools

 Saving approximately 4,620 pounds of solid waste

 Reducing hazardous air pollutants by approximately 6.6 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit *www.papercalculator.org*.

2026 ANNUAL MEETING OF STOCKHOLDERS

📅 Monday, May 11, 2026

🕐 11:15 a.m. Mountain Time

The 2026 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting. See our Proxy Statement for additional information.



www.libertybroadband.com